Exhibit 99.1

Press Release

Paris, July 09, 2002 — Today Alcatel’s (Paris: CGEP.PA and NYSE: ALA) long term debt credit rating has been downgraded from Baa2 to Ba1 by Moody’s. In view of the fact that Alcatel has further strengthened its balance sheet and cash situation, today’s decision appears to be mainly based upon the rating agency’s negative outlook for the telecommunications market.

As previously mentioned on July 3, 2002, rating trigger clauses were removed earlier this year when the Group’s credit facilities were successfully re-negotiated with several financial institutions. As of June 30, 2002, Alcatel has more than 4 billion Euro cash on hand and its net debt has been reduced well below 2 billion Euro. Total debt maturing within the next 12 months amounts to around 200 million Euro. Over the next 24 months, total debt repayments represent only an additional one billion Euro with the next significant repayment not due until September 2003. Alcatel has generated positive operating cash flow both in Q1 and Q2 2002 and expects full year operating cash flow to be positive as well.

Alcatel is strongly committed to re-acquire its investment grade status and is convinced that it is adjusting its cost base and financial structure on a timely basis in the current environment.

"Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel’s performance through year end 2002. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investors Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com

Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com